FORM 51-102F3

MATERIAL CHANGE REPORT

NATIONAL INSTRUMENT 51-102

ITEM 1 Name and Address of Company

IAMGOLD Corporation (the "Company")

401 Bay Street, Suite 3200

Toronto, Ontario

M5H 2Y4

ITEM 2 Date of Material Change

May 3, 2022

ITEM 3 News Release

This report is being filed out of an abundance of caution. Attached hereto as Schedule "A" is a copy of the news release (the "News Release") relating to the matters referred to in this report, which was disseminated through Newsfile Corp. on the TSX and NYSE on May 3, 2022 and subsequently filed on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") at www.sec.gov/edgar.shtml.

ITEM 4 Summary of Material Change

On May 3, 2022, the Company reported its financial and operating results for the first quarter ended March 31, 2022 in the News Release. As part of the News Release, the Company announced the following:

1) The Company estimated, based on an ongoing project cost, schedule, execution strategy and risk review and assessment ("project review and risk analysis") and preliminary information available to that date, that the remaining Côté Gold project costs to completion at April 1, 2022 could be between approximately $1,200 to $1,300 million. Accordingly, the Company is withdrawing its 2022 and 2023 Côté Gold project costs guidance and will provide an updated costs and schedule estimates review before the end of the second quarter.

2) The Company expected that the change in the estimated remaining costs to complete and estimated schedule concerning the completion of the Côté Gold project will result in the Company requiring additional financing in 2023, in addition to its existing secured revolving credit facility ("Credit Facility"). The Company is, therefore, actively investigating measures to increase its liquidity and capital resources, including additional debt or equity financing, strategically disposing of assets or pursuing joint-venture partnerships.

All references to currency in this report are stated in United States dollars unless otherwise noted.

ITEM 5 Full Description of Material Change

5.1 Full Description of Material Change

On May 3, 2022, the Company reported its financial and operating results for the first quarter ended March 31, 2022 in the News Release. As part of the News Release, the Company announced the following:

1) Preliminary cost estimates from the ongoing project review and risk analysis at the Company's Côté development project, coupled with the need for additional liquidity, represent significant near- and mid-term challenges. The Company expects that the change in the estimated remaining costs to complete and estimated schedule concerning the Côté Gold project will result in the Company requiring additional financing in 2023, in addition to its existing Credit Facility, to complete the construction of Côté Gold. The Company is, therefore, actively investigating measures to increase its liquidity and capital resources, including additional debt or equity financing, strategically disposing of assets or pursuing joint-venture partnerships.

As previously disclosed by the Company, following the appointment of a new Executive Project Director in December 2021, a project review and risk analysis has been underway to assess the previously estimated costs and estimated project schedule, along with the evaluation of potential mitigation and/or optimization opportunities. This project review and risk analysis is continuing and is being undertaken by the Company's project team, EPCM contractor and technical experts.

On February 23, 2022, the Company announced that certain inflationary and other cost pressures had been identified impacting, among other things, earthworks, electrical and instrumentation components, operations spare parts, key consumables, freight costs, indirect costs and EPCM services resulting in projected remaining costs to completion at that time to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

The Company's previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (using an exchange rate of US$1.00 = C$1.30). In the first quarter 2022, the Company expended $82 million.

Based on the Company's ongoing analysis, assessment and preliminary information available to date, including provisions for certain commodities escalation, contingencies and other risks ("contingencies"), the Company currently estimates that its share of the estimated remaining project costs to completion as of April 1, 2022 could be between approximately $1,200 to $1,300 million, net of leases (previous project costs used an exchange rate of US$1.00 = C$1.30; estimated increases use an exchange rate of US$1.00 = C$1.25). This estimated range includes between approximately $100 million to $150 million in contingencies. Accordingly, the Company is withdrawing its 2022 and 2023 Côté Gold project costs guidance, and cautions that the Company's review of the estimated costs and project schedule at Côté Gold is ongoing. This is a preliminary estimate.

In addition, based on the preliminary results, the timing of reaching commercial production is expected to be extended to approximately the end of 2023, which, while consistent with previous guidance (second half of 2023), represents a four to five month delay resulting from a number of factors including lower contractor productivity rates, weather, COVID absenteeism in January and February 2022 and the impact from the batch plant fire.

The Côté Gold project is being developed with the background of COVID- 19, inflation and global events and their impact including on the global supply chain, labour availability, productivity and rates, costs of materials, commodities and consumables. The preliminary estimated updated costs to completion, excluding contingencies, result from a number of factors, including additional costs and schedule impacts in the cost categories described herein, and include COVID-19 related impacts and delays as well as inflation impacts. The aspects of the project that have been affected include, without limitation, the following:

• Earthworks: associated with scope gaps, lower than expected productivity as a result of an overestimation of earth moving equipment efficiencies based on geotechnical data and scope gaps in additional dams and dewatering (approximately 25% of the increase);

• Processing plant and infrastructure: associated with scope gaps relating to the processing plant, underestimation of winter concrete and steel costs, impacts on the underground utility construction and received bids for the SMPEI packages (approximately 25% of the increase);

• Indirects: associated impacts from increased project costs and schedule extension including with respect to EPCM, owner's costs, mining, operations readiness and other indirect costs (approximately 40% of the increase); and

• Others, including procurement: approximately 10% of the increase.

Discussions with Sumitomo Metal Mining Co. Ltd. are ongoing to assess and review preliminary cost estimates and the expected extension of the start of commercial production.

As part of this work, a study by an independent capital project management service company estimated direct and indirect COVID-related impacts, on to-date and future project costs, in the areas of procurement, construction contracts, service and camp contracts, EPCM impacts, and total owners costs (including operational readiness) to be in the range of approximately $150 to $300 million (reflecting the Company's 70% interest in the Côté Gold Joint Venture, and using an exchange rate of US$1.00 = C$1.30).

The Company intends to provide an updated costs and schedule estimates review before the end of the second quarter, once the ongoing project review, risk analysis and re-estimation work is completed. The results of the ongoing re-estimation work will also include a re-analysis of project ramp up assumptions and other project metrics, including operating costs, which the Company expects will increase, based on headcount assumptions and to better capture the current pricing environment for consumables and increased labour rates. The Company has also retained an independent technical consultant to assist with their review of the results of the project review and risk analysis.

In the last number of months, the Côté Gold project has seen significant changes in leadership and oversight, both at the project level and corporate level. Since the appointment of a new Executive Project Director, teams have been strengthened with the goal of targeting deficiencies while leveraging knowledge, experience and team integration between the owners team, EPCM contractor, and the various other project contractors.

The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, weather, potential labour disruptions and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

2) The Company expects that the change in the estimated remaining costs to complete and estimated schedule concerning the completion of the Côté Gold project will result in the Company requiring additional financing in 2023, in addition to the existing Credit Facility. The Company is, therefore, actively investigating measures to increase its liquidity and capital resources including additional debt or equity financing, strategically disposing of assets or pursuing joint-venture partnerships.

Further details relating to the matters referred to in this report are included in the News Release attached as Schedule "A" hereto.

Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and the "Risk and Uncertainties" section of the Company's management discussion and analysis as at and for the three months ended March 31, 2022.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this report, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this report. For example, forward-looking statements in this report include, but are not limited to, statements with respect to: construction costs and site expenditures; including remaining costs to complete and schedule for Côté Gold, the impact of COVID-19 and the war in Ukraine on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company's guidance for production and regarding the progress, schedule and costs required to complete construction of Côté Gold; cost of sales and revisions to cost guidance; cash costs; all-in sustaining costs; securing of alternative sources of consumables; the timing and amount of estimated future production and recovery; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the completion and expected results from the Company's risk analysis with respect to the cost, schedule, mitigation and optimization required to complete construction at Côté Gold; the re-analysis of the project ramp up assumptions and other project metrics including operating costs, which the Company expects will increase to better capture increased headcount assumptions, increased labour rates and the current pricing environment for consumables, mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the construction of Côté Gold; security concerns in the jurisdictions in which the Company operates; expected collective bargaining discussions; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "transformational", "best-in-class", "top-tier", "seek", "targets", "suspended", "superior return(s)", "superior shareholder return(s)", "cover", "strategy", "superior" or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this report, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; political and legal risks; the ongoing impacts of COVID-19 (and its variants) and the Ukraine war on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its outstanding debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as COVID-19, unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

5.2 Disclosure for Restructuring Transactions Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Tim Bradburn, Senior Vice President, General Counsel and Corporate Secretary Tel: 1-888-464-9999

ITEM 9 Date of Report

May 11, 2022

Schedule "A"

News Release

See attached.

TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS FIRST QUARTER 2022 RESULTS; ANNOUNCES APPOINTMENT

OF MARYSE BÉLANGER AS INTERIM PRESIDENT AND CEO &

PROVIDES CÔTÉ GOLD PROJECT UPDATE

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

For more information, refer to the management discussion and analysis ("MD&A") and unaudited consolidated interim financial statements as at and for the three months ended March 31, 2022.

Q1 2022 HIGHLIGHTS:

• Attributable gold production of 174,000 ounces on continued strong performance from Essakane and improvements at Rosebel.

• Cost of sales per ounce sold of $1,035, cash cost1 per ounce sold of $1,017 and all-in sustaining costs1 ("AISC") per ounce sold of $1,490.

• Mine-site free cash flow1 of $87.5 million.

• Net earnings and adjusted net earnings1 per share attributable to equity holders of $0.05.

• Earnings before interest, income taxes, depreciation and amortization ("EBITDA")1 of $135.0 million and adjusted EBITDA1 of $137.6 million.

• Cash, cash equivalents and short-term investments and available liquidity1 at the end of the quarter of $524.4 million and $1.0 billion, respectively.

• The Company estimates, based on the ongoing analysis, assessment and preliminary information available to date, that the remaining Côté Gold project costs to completion at April 1, 2022 could be between approximately $1,200 to $1,300 million. Accordingly, the Company is withdrawing its 2022 and 2023 Côté Gold project costs guidance and will provide a detailed updated costs and schedule estimates review before the end of the second quarter.

• Subsequent to the approval of the consolidated interim financial statements, Maryse Belanger, Chair of the Board was also appointed Interim President and Chief Executive Officer ("CEO") and David Smith was appointed Lead Director.

Toronto, Ontario, May 3, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the first quarter ended March 31, 2022, the appointment of current Chair of the Board, Maryse Bélanger, as Interim President and CEO and an update to the Côté Gold Project.

Maryse Belanger, Chair of the Board and incoming Interim President and CEO, said: "The Company delivered good results in the first quarter of 2022, resulting primarily from solid operating performance at Essakane. However, preliminary cost estimates from the ongoing risk analysis at our Côté development project, coupled with the need for additional liquidity represent significant near- and mid-term challenges.

"Given the complexity of the business from both an operational and project development standpoint, in addition to the need to actively investigate financing measures, further management capacity is needed to bridge the gap until a search for a permanent CEO is concluded. As a result, I have agreed to step in as Interim President and CEO. On behalf of the entire Board, I thank Daniella for effectively leading the Company through a difficult period. I am looking forward to working closely with Daniella and the rest of the management team to complete the Côté risk analysis and advance project development, to continue operational and efficiency improvements at our mines, and to address the Company's liquidity. I am confident we will address these near-term challenges and we remain fully focused on our goal of becoming a leading high-margin gold producer."

Daniella Dimitrov, Chief Financial Officer and Executive Vice President, Strategy and Corporate Development, said: "I am delighted to welcome Maryse as Interim President and CEO. She has been actively engaged in the business since being appointed Chair and I look forward to working more closely with her under her leadership as Interim President and CEO.

Her proven strengths and experience in operational and efficiency improvements and in project development bring important capacity and capability to the management team as we actively address the challenges before us."

The following table summarizes certain financial results for the three months ended March 31, 2022 (Q1 2022), December 31, 2021 (Q4 2021) and March 31, 2021 (Q1 2021):

	Q1 2022	Q4 2021	Q1 2021
Financial Results ($ millions, except where noted)
Revenues	$356.6	$294.6	$297.4
Gross profit (loss)	$81.0	$(76.3)	$44.2
EBITDA[1]	$135.0	$(193.4)	$113.8
Adjusted EBITDA[1]	$137.6	$90.0	$100.1
Net earnings (loss) attributable to equity holders	$23.8	$(194.1)	$19.5
Adjusted net earnings attributable to equity holders[1]	$26.1	$44.3	$6.2
Net earnings (loss) per share attributable to equity holders	$0.05	$(0.41)	$0.04
Adjusted net earnings per share attributable to equity holders[1]	$0.05	$0.09	$0.01
Net cash from operating activities before changes in working capital[1]	$133.9	$76.0	$82.5
Net cash from operating activities	$142.3	$67.5	$101.7
Mine-site free cash flow[1]	$87.5	$12.3	$89.5
Capital expenditures[1] - sustaining	$76.6	$41.4	$13.7
Capital expenditures[1] - expansion	$92.1	$190.1	$88.8

1 This is a non-GAAP measure. See "Non-GAAP Financial Measures".

QUARTERLY REVIEW

Operating Results

	Q1 2022	Q4 2021	Q1 2021
Key Operating Statistics
Gold production - attributable (000s oz)	174	153	156
Gold sales - attributable (000s oz)	181	152	153
Average realized gold price[1] ($/oz)	$1,813	$1,794	$1,781
Cost of sales[2] ($/oz sold) - attributable	$1,035	$1,597	$1,075
Cash costs[1] ($/oz sold) - attributable	$1,017	$1,213	$1,073
AISC[1] ($/oz sold) - attributable	$1,490	$1,537	$1,238

1 This is a non-GAAP measure. See "Non-GAAP Financial Measures".

Attributable gold production for the first quarter was 174,000 ounces, up 21,000 ounces or 14% from the prior quarter, on continued strong performance from Essakane and improvements at Rosebel. Attributable gold sales of 181,000 ounces came in above production due to the timing of sales of gold inventory at Essakane, with the average realized gold price of $1,813 per ounce reflecting the delivery of 37,500 ounces at $1,500 per ounce in accordance with the 2019 prepay arrangement.

Cost of sales (excluding depreciation) per ounce sold was $1,035 for the first quarter, down $562 per ounce or 35% from $1,597 per ounce sold in the prior quarter. Excluding depreciation and the NRV write-downs, cost of sales per ounce sold was lower by $245 per ounce sold due to higher production resulting from higher head grades at Essakane and higher sales volumes, partially offset by higher operating costs of $18 per ounce sold.

Cash costs1 per ounce sold in the first quarter was $1,017, down $196 per ounce or 16% from the prior quarter on strong gold sales. AISC per ounce sold of $1,490 was down $47 per ounce or 3% from the prior quarter, due to higher sales volume of $235 per ounce sold, partially offset by higher sustaining capital expenditures of $179 per ounce sold.

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Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR2 (days away, restricted, transferred duty frequency rate) was 0.29 for the first quarter 2022, tracking below the global annual target of 0.42. The TRIFR2 (total recordable injuries frequency rate) was 0.85 for the first quarter 2022, tracking above the global annual target of 0.73. Côté Gold has surpassed over 4.7 million hours with no lost time injuries to date. Our operations have been increasing focus on risk awareness and preventive activities related to work tasks.

The global COVID-19 pandemic continues to evolve and the management thereof remains a significant focus for the business. Rising positive cases at our operations, including at Rosebel, Westwood and Côté Gold project, resulted in some of the workforce being unavailable during the first half of the first quarter 2022. See "Operations and Projects" below for more information on each site. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its personnel, operations, construction and development projects and exploration activities.

Financial Results

For the first quarter ended March 31, 2022, net earnings and adjusted net earnings1 per share attributable to equity holders were $0.05, EBITDA was $135.0 million and adjusted EBITDA1 was $137.6 million.

First quarter 2022 mine site free cash flow1 was $87.5 million, up $75.2 million from the prior quarter, on higher operating cash flow at Essakane primarily due to higher sales and average realized gold price ($55.9 million), Rosebel primarily due to higher average realized gold price and lower operating costs ($11.0 million), and Westwood primarily due to higher sales and average realized gold price ($8.5 million), partially offset by higher capital expenditures at Westwood ($2.4 million).

Net cash from operating activities for the first quarter 2022 was $142.3 million, an increase of $74.8 million from the prior quarter, primarily due to higher net cash earnings ($47.3 million), proceeds from the 2022 Prepay Arrangements ($59.0 million), partially offset by deferred revenue recognized on the 2019 Prepay Arrangement ($48.8 million) and a net inflow from working capital movements ($16.9 million).

Net cash used in investing activities for the first quarter 2022 was $160.5 million, a decrease of $102.8 million from the prior quarter, primarily due to a decrease in capital expenditures for property, plant and equipment mainly due to lower expenditures at Côté Gold as a result of timing of construction activities ($63.0 million), lower borrowing costs paid as interest on the Company's unsecured senior notes paid on October 15th ($20.6 million) offset by proceeds received from the disposal of marketable securities ($7.8 million). The prior quarter's investing activities also included the acquisition of a royalty interest by the Company's subsidiary, EURO Ressources S.A., ($7.2 million) and an increase to restricted cash in support of environmental closure cost obligations at Essakane ($6.0 million).

Net cash used in financing activities for the first quarter 2022 was $7.5 million, an increase of $7.9 million from the prior quarter, primarily due to a decrease in interest paid ($7.6 million).

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2022, the Company had $519.5 million in cash and cash equivalents, $4.9 million in short-term investments and net debt of $6.5 million. Restricted cash in support of environmental closure costs obligations related to Essakane totaled $41.2 million.

Approximately $498 million was available under the Company's secured revolving credit facility resulting in available liquidity at March 31, 2022 of $1.0 billion. The Company drew down $100 million on the Credit Facility on April 29, 2022 to prepare for Côté Gold cash calls during the remainder of the second quarter while the Company was completing certain cash repatriation initiatives, including a dividend declared and paid by Essakane in April 2022.

On April 29, 2022, the Company, on behalf of the Côté Gold UJV, entered into a master lease agreement with Caterpillar Financial Services Limited to lease certain mobile equipment, expected to be delivered over the course of 2022 and 2023, with a value of approximately $125 million. In connection therewith, Sumitomo Metal Mining Co. Ltd ("SMM") entered into a guarantee of 30% of the obligations under such agreement, reflecting its pro rata interest in the Côté Gold UJV.

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Prepay Arrangements

During 2019, the Company entered into gold sale prepayment arrangements with a syndicate of banks with a collar range of $1,300 to $1,500 per ounce at a cost of 5.38% per annum. Pursuant to the 2019 prepay arrangement, the Company received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 gold ounces in 2022. The first 37,500 ounces were delivered into this prepay arrangement in the first quarter 2022 and the Company received $7.5 million in cash in relation to the collar.

During 2021, the Company entered into gold sale prepayment arrangements (the "2022 Prepay Arrangements") at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such ounces over the course of 2024. The 2022 Prepayment Arrangements have the effect of rolling the 2019 prepay arrangement from 2022 to 2024 after the completion of the construction of Côté Gold. The Company received $59.0 million during the first quarter 2022 pursuant to the 2022 Prepay Arrangements.

Liquidity Outlook

Based on the information currently available, the Company's cash and cash equivalents balance, the net cash expected to be generated by the Company's operations in the next twelve months and undrawn amounts of the Credit Facility are expected to be sufficient to continue to fund the construction of Côté Gold, to meet obligations and to fund planned investing activities at the Company's existing operations for approximately the next twelve months. The Company expects that the change in the remaining costs to complete and schedule of the Côté Gold project (see "Côté Gold Project - Remaining Costs to Complete and Schedule") will result in the Company requiring additional financing in 2023, in addition to its existing Credit Facility, to complete the construction of Côté Gold. The Company is, therefore, actively investigating measures to increase its liquidity and capital resources including additional debt or equity financing, strategically disposing of assets or pursuing joint-venture partnerships. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and the "Risk and Uncertainties" section of the MD&A.

OUTLOOK

	Actual YTD 2022	Full Year Guidance 2022[1]
Essakane (000s oz)	112	360 - 385
Rosebel (000s oz)	46	155 - 180
Westwood (000s oz)	16	55 - 75
Total attributable production (000s oz)[2]	174	570 - 640
Cost of sales[2] ($/oz sold)	$1,035	$1,100 - $1,150
Cash costs[2,3] ($/oz sold)	$1,017	$1,100 - $1,150
AISC[2,3] ($/oz sold)	$1,490	$1,650 - $1,690

1 The full year guidance is based on the following 2022 full year assumptions: average realized gold price of $1,700 per ounce, USDCAD exchange rate of 1.25, EURUSD exchange rate of 1.20 and average crude oil price of $70 per barrel.

2 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

3 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

Production Outlook

Attributable gold production guidance for 2022 is unchanged and is expected to be in the range of 570,000 to 640,000 ounces.

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Costs Outlook

Costs guidance for 2022 is unchanged with cash costs¹ expected to be between $1,100 and $1,150 per ounce sold and AISC¹ expected to be between $1,650 and $1,690 per ounce sold. These estimates included an inflation assumption of 5% to 7% on key consumables, translating to an increase of 1% to 2% in cash costs and AISC (reflected in the guidance figures). Towards the end of the first quarter, additional cost pressures emerged arising from systemic inflation, constrained global supply chains and the sanctions on trade with Russia, increasing the average cost of key consumables, such as oil, ammonium nitrate, grinding media, lime and cyanide. The Company continues to work with its supply chain and seek alternatives to mitigate ongoing costs pressures, including the sourcing of appropriate alternatives, albeit at higher prices and/or varying quality, as well as progressing productivity initiatives at its operations through the IAMALLIN operational improvement program. Increases in oil prices have been partially mitigated by the existing oil hedge program, details of which can be found in the "Market Risk" section of the Company's MD&A. For reference, excluding the impact of the Company's hedging program, a $10/bbl increase in the oil price would translate to a $15 per ounce increase in cash costs; however with current hedges in place, the same movement would equate to a $6 per ounce increase in cash costs. The Company notes that continued external cost pressures may result in an increase to costs and capital expenditures guidance estimates and will provide further updates next quarter.

Capital Expenditures1

		Actual YTD 2022		Full Year Guidance 2022
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$47.7	$1.0	$48.7	$165	$5	$170
Rosebel[4]	20.5	6.0	26.5	105	35	140
Westwood	7.3	0.5	7.8	40	10	50
	75.5	7.5	83.0	310	50	360
Côté Gold[5] (70%)	-	78.5	78.5	-	under review	under review
Boto Gold	-	6.1	6.1	-	20	20
Corporate	1.1	-	1.1	-	-	-
Total[6,7,8,9] (±5%)	$76.6	$92.1	$168.7	$310	NA	NA

1 100% basis, unless otherwise stated.

2 Sustaining capital includes capitalized stripping of (i) $29.9 million for Essakane and $12.5 million for Rosebel in Q1 2022, and (ii) for the full year 2022 guidance $110 million for Essakane and $45 million for Rosebel. Refer to site "Outlook" sections below.

3 Expansion capital includes capitalized stripping of (i) $nil million for Essakane and $3.5 million for Rosebel in Q1 2022, and (ii) for the full year 2022 guidance $nil for Essakane and $20 million for Rosebel. Refer to site "Outlook" sections below.

4 Rosebel includes Saramacca at 70%.

5 Based on the ongoing review of project costs and schedule estimates, the Company has withdrawn its 2022 and 2023 Côté Gold remaining project cost guidance (previously $590 - $620 million).

6 Includes $10 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

7 Capitalized borrowing costs are not included.

8 In addition to the above capital expenditures, $24 million in total principal lease payments are expected.

9 See "Costs Outlook" section above.

Exploration

	Actual YTD 2022			Full Year Guidance 2022
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects - greenfield	$-	$6.9	$6.9	$-	$21	$21
Exploration projects - brownfield[1]	1.8	1.3	3.1	10	4	14
	$1.8	$8.2	$10.0	$10	$25	$35

1 Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) $1.8 million for 2022, and (ii) $10 million for the full year 2022 guidance.

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OPERATIONS AND PROJECTS

Essakane District, Burkina Faso - Essakane Mine (IAMGOLD interest - 90%)1

	Q1 2022	Q4 2021	Q1 2021
Key Operating Statistics
Ore mined (000s t)	3,832	4,113	4,435
Waste mined (000s t)	11,346	10,903	10,437
Material mined (000s t) - total	15,178	15,016	14,872
Strip ratio[2]	3.0	2.7	2.4
Ore milled (000s t)	3,162	3,292	3,189
Head grade (g/t)	1.39	1.13	1.34
Recovery (%)	88	91	82
Gold production (000s oz) - 100%	124	108	113
Gold production (000s oz) - attributable 90%	112	98	102
Gold sales (000s oz) - 100%	131	102	114
Average realized gold price[3] ($/oz)	$1,885	$1,794	$1,783
Financial Results ($ millions)[1]
Revenues[5]	$248.2	$184.2	$204.1
Operating costs	(90.4)	(84.2)	(103.4)
Royalties	(12.3)	(9.2)	(10.1)
Cash costs[3]	$(102.7)	$(93.4)	$(113.5)
Other mine costs[4]	(0.4)	(43.2)	(0.3)
Cost of sales[5]	$(103.1)	$(136.6)	$(113.8)
Sustaining capital expenditures[3,6]	(47.7)	(22.9)	(5.4)
Other costs and adjustments[7]	1.7	41.6	(1.7)
AISC[3]	$(149.1)	$(117.9)	$(120.9)
Expansion capital expenditures[3,8]	$(1.0)	$(24.1)	$(14.5)
Performance Measures[9]
Cost of sales excluding depreciation ($/oz sold)	$784	$1,333	$999
Cash costs[3] ($/oz sold)	$781	$912	$997
AISC[3] ($/oz sold)	$1,134	$1,150	$1,061

1 100% basis, unless otherwise stated.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

4 Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-down for the first quarter 2022 of $nil (fourth quarter 2021 - $42.9 million; first quarter 2021 - $nil) and the exclusion of by-product credits.

5 As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

6 Includes sustaining capitalized stripping for the first quarter 2022 of $29.9 million (fourth quarter 2021 - $6.7 million; first quarter 2021 - $nil).

7 Other costs and adjustments include the non-cash long-term portion of stockpile inventory NRV write-down for the first quarter 2022 of $nil (fourth quarter 2021 - $42.9 million; first quarter 2021 - $nil), in addition to sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.

8 Includes expansion capitalized stripping for the first quarter 2022 of $nil (fourth quarter 2021 - $21.1 million; first quarter 2021 - $9.2 million).

9 Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Essakane delivered the highest quarter of production to date with attributable gold production of 112,000 ounces, 14% higher than the prior quarter, primarily benefitting from higher head grades and optimized ore blend management at the mill.

Mining activity of 15.2 million tonnes was in line with the prior quarter due to efficiencies achieved from material re-handling procedures as a greater proportion of the mill feed was sourced directly from the pit, rather than being moved from ore stockpiles, which increased hauling equipment availability to prioritize in-pit activities.

Mill throughput of 3.2 million tonnes was achieved at a head grade of 1.39 g/t Au with average recoveries of 88% and plant availability of 95%. Head grades came in above expectations as a result of higher than anticipated ore grades in Phase 4. Essakane continues to have a positive reconciliation between mined head grades and the reserve block model.

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Mill recovery of 88% was 3% lower than the prior quarter due to variations in the graphitic content of the ore milled. Ore blending strategies of the mill feed optimized the feed grade while mitigating the negative impact of the graphitic content on recovery. Gravity recoveries have been consistently increasing and account for more than 50% of gold recovered, achieved through the optimization of operating parameters and equipment availability.

COVID-19 cases peaked at the end of 2021 and the situation is currently stable with no cases recorded during the first quarter. Measures and controls remain in place to prevent transmission, reinforce awareness and promote vaccination. Approximately 65% of the workforce is fully vaccinated.

The IAMALLIN improvement project has entered the execution phase and in the first quarter 2022 focus continued on mine and mill productivities, working capital management and other operational efficiency and maintenance programs.

The operation continued normally following the political developments in Burkina Faso (see news release dated January 25, 2022), although it is continually challenged by the on-the ground security circumstances. The Company has taken proactive measures to ensure the safety and security of in-country personnel and continues to adjust its protocols and the activity levels at the site according to the security environment and the supply chain circumstances. The Company is furthering certain additional investments in security infrastructure in the region and at the mine site.

Outlook

Attributable gold production at Essakane in 2022 is expected to approximate the top-end of the range of 360,000 to 385,000 ounces, reflecting the higher than expected grades in the first quarter and the potential for further positive reconciliation between mined grades and the reserve block model. Head grades are expected to normalize closer to reserve grades over the course of the year; however, the Company is investigating whether the updated block model may be underestimating grade as the complexity of mineralization has increased in the lower portions of the pit with higher amounts of coarse gold. The operation continues to execute on targeted operational improvements including improving mill throughput through optimizing blast fragmentation and further optimizing the gravity circuit through the planned addition of a double deck screen.

Cash costs continue to be under pressure due to systemic inflation, constrained global supply chains, changes in transportation and logistics in relation to the Company's workforce, and additional investment in security infrastructure. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above. Certain input costs at Essakane, including labour, are expected to be lower due to a weakened EURUSD exchange rate offset by the costs pressures discussed under "Outlook".

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Rosebel District, Suriname - Rosebel Mine (IAMGOLD interest - 95%)1

	Q1 2022	Q4 2021	Q1 2021
Key Operating Statistics
Ore mined[2] (000s t)	1,588	2,194	1,247
Waste mined[2] (000s t)	11,128	11,594	8,910
Material mined[2] (000s t) - total	12,716	13,788	10,157
Strip ratio[2,3]	7.0	5.3	7.1
Ore milled (000s t) - Rosebel	1,555	1,461	1,640
Ore milled[2] (000s t) - Saramacca	757	988	908
Ore milled[2] (000s t) - total	2,312	2,449	2,548
Head grade[2,4] (g/t)	0.81	0.78	0.79
Recovery[2] (%)	91	86	88
Gold production[2] (000s oz) - 100%	55	53	57
Gold production[1] (000s oz) - owner operator	49	44	49
Gold production (000s oz) - attributable 95%	46	42	47
Gold sales[1] (000s oz) - owner operator	49	50	45
Average realized gold price[5] ($/oz)	$1,886	$1,795	$1,752
Financial Results ($ millions)[1]
Revenues[8]	$91.6	$88.2	$78.8
Operating costs	(58.0)	(69.0)	(50.5)
Royalties	(5.8)	(5.4)	(5.5)
Cash costs[5,6]	$(63.8)	$(74.4)	$(56.0)
Other mine costs[7]	(2.7)	(20.0)	(0.1)
Cost of sales[8]	$(66.5)	$(94.4)	$(56.1)
Sustaining capital expenditures[5,9]	(20.5)	(13.3)	(7.6)
Other costs and adjustments[10]	0.4	18.1	(1.6)
AISC[5]	$(86.6)	$(89.6)	$(65.3)
Expansion capital expenditures[5,11]	$(6.0)	$(17.1)	$(10.8)
Performance Measures[12]
Cost of sales excluding depreciation ($/oz sold)	$1,369	$1,922	$1,244
Cash costs[5] ($/oz sold)	$1,315	$1,514	$1,244
AISC[5] ($/oz sold)	$1,784	$1,824	$1,450

1 Rosebel at 100% and Saramacca at 70%, as included in the consolidated interim financial statements, unless otherwise stated.

2 Includes Saramacca at 100%.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Includes head grade / tonne for the first quarter 2022 related to the Rosebel concession of 0.78 g/t and the Saramacca concession of 0.86 g/t (fourth quarter 2021 - 0.70 g/t and 0.91 g/t respectively; first quarter 2021 - 0.62 g/t and 1.11 g/t respectively).

5 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

6 Cash costs includes by-product credit.

7 Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the first quarter and 2022 of $2.6 million (fourth quarter 2021 - $20.0 million; first quarter 2021 - $nil) and the exclusion of by-product credits.

8 As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

9 Includes sustaining capitalized stripping for the first quarter 2022 of $12.5 million (fourth quarter 2021 - $nil; first quarter 2021 - $nil).

10 Other costs and adjustments exclude the non-cash long-term portion of stockpile inventory NRV write-downs for the first quarter 2022 of $2.6 million (fourth quarter 2021 - $20 million; first quarter 2021 - $nil) in addition to sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

11 Includes expansion capitalized stripping for the first quarter 2022 of $3.5 million (fourth quarter 2021 - $10.3 million; first quarter 2021 - $7.3 million).

12 Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Rosebel achieved attributable gold production of 46,000 ounces, 10% higher than the prior quarter, benefiting from improved recovery and head grades, partially offset by lower throughput.

Material mined of 12.7 million tonnes was 8% lower compared with the prior quarter as waste stripping activities lagged earlier in the quarter with a ramp up in March, including as a result of the continued challenge of managing pit intrusions by illegal miners. Additional hauling vehicles allocated to Saramacca increased soft ore availability for the mill feed and reduced reliance on lower grade stockpiles. The grade mined at Saramacca continued to be lower than reserve grade due to the phase that is currently mined. The completion of a haul road in progress is expected to provide access to the higher grade phases in the fourth quarter 2022.

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Pit design optimization provided a second access ramp at the Pay Caro pit, a key ore source for 2022 which will provide operational flexibility.

Mill throughput achieved 2.3 million tonnes, 6% lower than the prior quarter, at an average head grade of 0.81 g/t impacted by mill maintenance work, including re-lining of the SAG mill. In terms of mill feed, Rosebel provided 37% with an average head grade of 0.94 g/t, Saramacca provided 30% with an average head grade of 0.89 g/t and the remaining 33% was sourced from lower grade ore stockpiles with an average head grade of 0.58 g/t.

Mill recovery of 91% was 6% higher than the prior quarter, benefitting from improvements to the carbon adsorption/desorption circuit completed at the end of 2021.

The COVID-19 situation at the site and in Suriname has stabilized during the quarter, following an increase in new cases in January 2022. The site continues to monitor and implement mitigating measures to reduce the impact, including actively engaging in community-related initiatives. Approximately 46% of the workforce is fully vaccinated.

Increased disruptions of operations as a result of illegal miners were experienced during the first quarter 2022. The Company has been collaborating with the government task force assigned to manage the security situation at the site and continues its efforts to determine a long-term solution including extending its collaboration efforts to include village communities and other stakeholders surrounding the mine site.

The West bypass road at Saramacca was completed during the quarter and construction activities related to the dewatering wells continued to progress. The dewatering wells and other earthworks activities, including slope remediation and the East bypass road, are expected to be completed in the second quarter 2022.

Outlook

Attributable gold production at Rosebel in 2022 is expected to be in the range of 155,000 to 180,000 ounces. Production is expected to be lower in the first half of the year due to expected impacts of the seasonal rains mainly impacting the second quarter. Initiatives are in place to mitigate the adverse impacts of excessive rainfall on soft ore feed, including increased direct hauling of soft ore to the mill.

Towards the end of the first quarter, additional cost pressures emerged as discussed under "Outlook". Rising oil prices continue to be partially mitigated by the existing hedge program. The Company also expects higher power costs, which have links to the price of gold and oil. The collective labour agreement expires in August 2022 and negotiations for a new agreement are scheduled to commence in the third quarter and have, in the past, been prolonged and, at times, disruptive to the operations.

The Government of Suriname continues to be under pressure to resolve its economic situation and has proposed certain measures which may negatively impact the financial condition of the Company. The Company is in discussions in respect of such proposed measures.

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Abitibi District, Canada - Westwood Mine (IAMGOLD interest - 100%)

	Q1 2022	Q4 2021	Q1 2021
Key Operating Statistics
Ore mined (000s t) - underground	63	61	-
Ore mined (000s t) - other sources	159	229	246
Ore mined (000s t) - total	222	290	246
Ore milled (000s t)	250	254	227
Head grade (g/t) - underground	6.05	4.60	-
Head grade (g/t) - other sources	0.97	0.96	1.09
Head grade (g/t) - total	2.18	1.83	1.09
Recovery (%)	91	90	93
Gold production (000s oz) - 100%	16	13	7
Gold sales (000s oz) - 100%	16	12	8
Average realized gold price[1] ($/oz)	$1,872	$1,788	$1,785
Financial Results ($ millions)
Revenues[2]	$30.8	$22.2	$14.5
Cash costs[1]	$(30.5)	$(28.8)	$(9.2)
Other mine costs[3]	(0.5)	(0.1)	(0.1)
Cost of sales[2]	$(31.0)	$(28.9)	$(9.3)
Sustaining capital expenditures[1]	(7.3)	(5.1)	(0.4)
Other costs and adjustments[4]	(0.1)	(0.3)	0.1
AISC[1]	$(38.4)	$(34.3)	$(9.6)
Expansion capital expenditures[1]	$(0.5)	$(0.3)	$(0.6)
Performance Measures[5]
Cost of sales excluding depreciation ($/oz sold)	$1,922	$2,335	$1,149
Cash costs[1] ($/oz sold)	$1,886	$2,325	$1,135
AISC[1] ($/oz sold)	$2,376	$2,775	$1,187

1 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".

2 As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.

3 Other mine costs includes the exclusion of by-product credits.

4 Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

5 Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Westwood achieved gold production of 16,000 ounces, 23% higher than in the prior quarter, as a result of higher head grade from the underground mine and higher mill recovery, partially offset by lower throughput.

Mining activities totaled 222,000 tonnes, as underground mining activities contributed 63,000 tonnes and open pit mining at Grand Duc contributed 159,000 tonnes. Mining volumes were lower than the prior quarter due to higher absenteeism resulting from COVID-19 and general labour shortages, which were partially mitigated by higher grades and lower dilution. The underground ramp-up continued to prioritize implementation of enhanced ground support, additional safety measures, and ongoing recruitment and training.

Mill throughput of 250,000 tonnes was achieved at a head grade of 2.18 g/t Au with average recoveries of 91% and plant availability of 86%. Mill throughput was lower than the prior quarter as a result of unplanned shutdowns and additional maintenance on the mill during the quarter.

Underground development improved significantly in the first quarter 2022, with over 800 metres of lateral development completed, double that of the prior quarter. Level re-designs and preliminary reviews relating to the new mining methods for the West and Central Zones are progressing per plan. Based on currently available information, the Company expects mining in these zones to resume at the end of the second quarter 2022.

The COVID-19 situation at site and in the Abitibi District stabilized in the second half of the quarter, following an uptick in new cases. Approximately 87% of the workforce has reported that it is fully vaccinated.

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Outlook

Gold production at the Westwood complex in 2022 is expected to be in the range of 55,000 to 75,000 ounces, assuming the safe re-start of two additional underground zones (Central and West) at the end of the second quarter 2022. Production levels are expected to continue increasing each quarter based on the planned ramp-up of the underground mine delivering higher grade ore, in addition to higher grade ore sourced from the Grand Duc open pit. Development rates are required to continue to increase month-over-month to achieve production guidance.

Towards the end of the first quarter, additional cost pressures emerged as discussed under "Outlook". Despite these impacts, cash costs per ounce sold are expected to decrease each quarter with anticipated increases in production and sales. The current collective bargaining agreement with the Westwood union ends in November, with negotiations scheduled to start within 90 days before the end of the contract.

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Côté Gold Project (IAMGOLD interest - 64.75%)

As of March 31, 2022, detailed engineering reached approximately 96.6% with plant civil and concrete deliverables principally completed and mechanical, piping, electrical and instrumentation continuing. Overall the Project was approximately 49% complete. The following provides an update on project activities for the first quarter 2022:

Project Activity	Update
Health and safety	The project surpassed 4.7 million hours with no lost time injuries. Our COVID-19 mandatory vaccination policy and monitoring programs remained in place.
Earthworks activities	Major earthworks continued with the main focus on ensuring key infrastructure is in place ahead of the spring thaw. Water realignment channel work continued. Foundation excavation and construction work progressed at the New Lake North Dam and Diversion Channel, the TMF East Starter Dam and the North Sedimentation Pond Dam, and excavation of the New Lake. The Haul Road 5 overpass arch construction was completed. Earthworks productivity improved over the quarter; however continued to lag due to COVID-19 absenteeism in January and February, lower productivity rates compared to plan as well as reduced equipment due to spare parts availability and other maintenance challenges.
Mining activities	Overburden pre-stripping and bulk rock excavation in the pit advanced and remained the primary focus during the period. Mine facilities construction has started with the truck wash and assay lab foundation preparation.
Processing plant	The concrete foundation work in the grinding area is nearing completion and should be completed in the second quarter, allowing for preparation of the commencement of structural and mechanical installation in this area. Structural steel erection in the high-bay grinding section of the building was completed. Installation of the pre-leach thickener has commenced. Leach tanks concrete foundation has been initiated and will be completed during the next period. Wall panel cladding installation has progressed with over 90% completed for the high bay building section including the roof of the plant.
Other activities and supply chain	Pole installation work on the 42 kilometre 115kV power line is ongoing focused on framing and setting structures. The camp has been switched to grid power. Fabrication activities continued to progress with shipping and deliveries of various elements to site. Major fabrication items such as the ball mill, cone crusher, gravity concentrator and thickeners, have been completed with shipments starting to arrive at site. The Company continues to closely monitor global logistics risks. Challenges in the global supply chain persist, which may be amplified by new waves of COVID-19, impacts from sanctions on trade with Russia and heavy rains recently impacting port operations in South Africa.
Permitting and sustainability	Following the receipt of the key provincial Environmental Compliance Authorization for operations permit in the fourth quarter 2021, remaining non-critical path permitting activities continue to progress and further permits are expected to be received during the remainder of the project. Community consultations and ongoing implementation of the impact benefit agreements signed with indigenous partners continue.
Operational readiness	Operational readiness continued to advance mainly focused on the recruitment and training processes, including for equipment operators, autonomous controllers and operations supervisors. Other key activities included the ongoing work related to the identification of spare parts requirements for critical equipment and procurement strategies for long lead-time items and key consumables.

COVID-19 Impact on Q1 2022

The rapid rise in cases in Ontario and other provinces had a negative impact on construction activities in the first quarter 2022. COVID-19 outbreaks during the holidays and in January forced a slower re-mobilization of the site workforce. Site staffing was approximately 60% of plan in the first part of January with a large number of infections including in the steel construction workforce. Site staffing continued to ramp up since then and by mid-February reached the project plan of approximately 750 to 850 personnel. A mandatory vaccination policy was introduced in January and, by February 1, 100% of the site personnel had at least one dose and 100% had two doses of a vaccine by April 1.

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Batch Plant Update

As previously announced, a fire occurred in the concrete batch plant on February 24, 2022. The fire was extinguished and no injuries were reported. As a result of the fire, the plant was rendered inoperable and a mitigation plan was implemented. Initially, small concrete pours were sourced from local suppliers in Timmins and Sudbury. As of mid-March, small-to-medium sized pours were completed with a sourced mobile batch plant. The sequence of concrete pours during this period was optimized to partition or defer larger pours and to focus on minimizing the impact to the schedule's critical path items. A replacement batch plant has been operational since mid-April 2022. The impact to the project schedule as a result of the batch plant fire is being incorporated into the ongoing schedule and project costs re-estimation work discussed below.

Project Expenditures

The Company had incurred and expended costs of $130.0 million and $82.3 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) in the first quarter 2022 and $616.8 million and $494.1 million, respectively, (at an average recorded USDCAD exchange rate of 1.26) since July 1, 2020, including capital expenditures and non-capital project costs summarized in the table below.

	Q1 2022	Q4 2021	Q1 2021[1]	Expenditures to date
Capital expenditures[1,2] ($ millions)	$78.5	$142.6	$48.4	$473.9
Non-capital costs[3]	3.8	4.6	1.1	20.2
Expended costs	82.3	147.2	49.5	494.1
Working capital adjustment[4]	47.7	(28.4)	17.6	122.7
Incurred costs	$130.0	$118.8	$67.1	$616.8

1 Capital expenditures prior to July 1, 2020 are not included in the Company's portion of reported total project costs.

2 Capital expenditures include certain offsets including realized derivative gains of $4.3 million in the first quarter 2022. Capital expenditures exclude the realized gain of $2.2 million on the Target Accrual Redemption Forward ("TARF") and the forward contract with an extendible feature (see "Market Risks - Summary of Hedge Portfolio").

3 Non-capital costs include ore mined costs recorded as stockpiles which totaled $0.2 million in the first quarter 2022.

4 Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset by an increase in sales taxes receivable.

Remaining Costs to Complete and Schedule

As previously disclosed, following the appointment of a new Executive Project Director in December 2021, a project cost, schedule, execution strategy and risk review ("project review and risk analysis") commenced to assess the previously estimated costs and schedule, along with the evaluation of potential mitigation and/or optimization opportunities. This project review and risk analysis is continuing and is being undertaken by the Company's project team, EPCM contractor and technical experts.

On February 23, 2022, the Company announced that certain inflationary and other cost pressures had been identified impacting earthworks, electrical and instrumentation components, operations spare parts, key consumables, freight costs, indirect costs and EPCM services resulting in projected remaining costs to completion at that time to trend upwards above the high end of the range of the previous estimate and the timing of costs to potentially vary.

The Company's previous estimate of its share of remaining costs to completion, net of leases, from January 1, 2022 onwards was approximately $710 to $760 million (estimated at a USDCAD exchange rate of 1.30). In the first quarter 2022, the Company expended $82 million.

Based on the ongoing analysis, assessment and preliminary information available to date, including provisions for certain commodities escalation, contingencies and other risk ("contingencies"), the Company currently estimates that its share of the remaining project costs to completion as of April 1, 2022 could be between approximately $1,200 to $1,300 million, net of leases (previous project costs estimate at USDCAD 1.30 and estimated increase at USDCAD 1.25). This range includes between approximately $100 million to $150 million in contingencies. Accordingly, the Company is withdrawing its 2022 and 2023 Côté Gold project costs guidance and cautions that this is a preliminary estimate.

In addition, based on the preliminary results, the timing of commercial production is expected to be extended to approximately the end of 2023, which, while consistent with previous guidance (second half of 2023), represents a four to five month delay resulting from certain factors including lower contractor productivity rates, weather, COVID absenteeism in January and February 2022 and the impact from the batch plant fire.

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The Côté Gold project is being developed with the background of COVID-19, inflation and global events and their impact including on the global supply chain, labour availability, productivity and rates, costs of materials, commodities and consumables. The preliminary estimated updated costs to completion, excluding contingencies, result from additional costs and schedule impacts in the cost categories noted below and include COVID-19 related impacts and delays as well as inflation impacts:

• Earthworks: associated with scope gaps, lower than expected productivity as a result of an overestimation of earth moving equipment efficiencies based on geotechnical data and scope gaps in additional dams and dewatering (approximately 25% of the increase);

• Processing plant and infrastructure: associated with scope gaps relating to the processing plant, underestimation of winter concrete and steel costs, impacts on the underground utility construction and received bids for the SMPEI packages (approximately 25% of the increase);

• Indirects: associated impacts from increased project costs and schedule extension including EPCM, owner's costs, mining, operations readiness and other indirect costs (approximately 40% of the increase); and

• Others including procurement: (approximately 10% of the increase).

Discussions with SMM are ongoing to assess and review the preliminary estimate and the expected extension of the start of commercial production.

As part of this work, a study by an independent capital project management service company estimated direct and indirect COVID-related impacts, on to date and future project costs, in the areas of procurement, construction contracts, service and camp contracts, EPCM impacts, and total owners costs (including operational readiness) to be in the range of approximately $150 to $300 million (on a 70% basis at USDCAD of 1.30).

The Company intends to provide a detailed updated costs and schedule estimates review before the end of the second quarter, once the ongoing project review, risk analysis and re-estimation work is completed. The results of the ongoing re-estimation work will also include a re-analysis of the project ramp up assumptions and other project metrics including operating costs, which the Company expects will increase, based on headcount assumptions and to better capture the current pricing environment for consumables and increased labour rates. The Board has also retained an independent technical consultant to assist with their review of the results of the project review and risk analysis.

In the last number of months, the Côté Gold project has seen significant changes in leadership and oversight, both at the project level and corporate level. Since the appointment of a new Executive Project Director, teams have been strengthened to target deficiencies while leveraging knowledge, experience and team integration between the owners team, EPCM contractor, and the various other project contractors.

The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, weather, potential labour disruptions and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 16,000 metres of diamond drilling is planned in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor. Approximately 4,300 metres were completed in the first quarter 2022.

During the first quarter 2022, the Company announced remaining assay results from its 2021 delineation diamond drilling program at the Gosselin zone confirming expected grades within the modelled resource, and in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022).

Page | 14 of 25

Additional technical studies are planned which will include: a sampling program to advance future metallurgical test work to evaluate comminution characteristics and gold recoveries over a range of ore types and grades, mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin deposit resources into future Côté Gold life-of-mine plans, and commencing the collection of additional baseline data to support future permitting requirements.

CONFERENCE CALL

A conference call will be held on Wednesday, May 4, 2022 at 8:30 a.m. (Eastern Time) for a discussion with senior management regarding IAMGOLD's first quarter 2022 operating performance and financial results.

Listeners may access a live webcast of the conference call from the events section of the Company's website at www.iamgold.com at the following webcast link or by dialing toll free 1 (800) 319-4610 within North America or +1 (604) 638-5340 from international locations.

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 8699.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to start production towards the end of 2023. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

End Notes (excluding tables)

1 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 30 to 35 of the Company's Q1 2022 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2 DARTFR (days away, restricted, transferred duty incident frequency rate) and TRIFR (total recordable injuries incident frequency rate) are per 200,000 hours worked.

Page | 15 of 25

NON-GAAP FINANCIAL MEASURES

This news release contains non-GAAP financial performance measures, including realized gold price per ounce sold, cash costs, cash costs per ounce sold, AISC, AISC per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, available liquidity, net cash, EBITDA, adjusted EBITDA, adjusted net earnings (loss) attributable to equity holders and adjusted net earnings (loss) per share attributable to equity holders, sustaining capital expenditures, and expansion capital expenditures . The non- GAAP financial measures disclosures included in the Company's Q1 2022 MD&A are incorporated by reference in this press release. Further details on these non-GAAP financial measures are included on pages 30 to 35 of the Company's Q1 2022 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reconciliation to the amounts presented in the consolidated financial statements, are included below.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Revenues	$356.6	$294.6	$297.4
By-product credit and other revenues	(1.0)	(0.4)	(0.4)
Revenues	$355.6	$294.2	$297.0
Sales (000s oz) - 100%	196	164	167
Average realized gold price per ounce[1,2,3] ($/oz)	$1,813	$1,794	$1,781

1 Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.

2 Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood, Rosebel and Essakane mines.

3 Average realized gold price per ounce sold includes 37,500 ounces at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

Prior to the second quarter 2021, for cash costs, the Company divided these costs by its attributable gold ounces produced in the period. Commencing with the second quarter 2021, the Company divides these costs by its attributable sales in the period. Prior to the first quarter 2022, for cash costs, the Company excluded costs related to certain taxes and permits, provisions, prior period operating costs and community development. Commencing with the first quarter 2022, these costs are no longer excluded. These changes have been completed in order to better align with peer companies. All comparative periods have been restated and updated accordingly.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

Page | 16 of 25

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Cost of sales[1]	$275.6	$370.9	$253.2
Depreciation expense[1]	(75.0)	(111.0)	(74.0)
Cost of sales[1], excluding depreciation expense	$200.6	$259.9	$179.2
Adjust for:
By-product credit	$(1.0)	$(0.4)	$(0.4)
Stockpiles and finished goods adjustment	(2.6)	(62.9)	-
Cost attributed to non-controlling interests[2]	(13.4)	(13.0)	(14.2)
Cash costs - attributable	$183.6	$183.6	$164.6
Total gold sales[3] (000 oz) - attributable	181	152	153
Cash costs[4] ($/oz sold) - attributable	$1,017	$1,213	$1,073

1 As per note 27 of the consolidated interim financial statements for cost of sales and depreciation expense.

2 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

4 Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, attributable, except where noted)	Q1 2022	Q4 2021	Q1 2021
Cost of sales[1]	$275.6	$370.9	$253.2
Depreciation expense[1]	(75.0)	(111.0)	(74.0)
Cost of sales[1], excluding depreciation expense	$200.6	$259.9	$179.2
Adjust for:
Sustaining capital expenditures[1]	76.6	41.4	13.7
Corporate general and administrative costs[2]	12.9	6.8	9.0
Stockpiles and finished goods adjustment	(2.6)	(62.9)	-
Other costs[3]	0.7	3.7	3.4
Cost attributable to non-controlling interests[4]	(19.2)	(16.3)	(15.4)
AISC - attributable	$269.0	$232.6	$189.9
Total gold sales[5] (000s oz) - attributable	181	152	153
AISC[6] ($/oz sold) - attributable	$1,490	$1,537	$1,238
AISC excluding by-product credit[6] ($/oz sold) - attributable	$1,495	$1,540	$1,240

1 As per note 27 of the consolidated interim financial statements for cost of sales and depreciation expense.

2 Corporate general and administrative costs exclude depreciation expense.

3 Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by- product credits.

4 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

5 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

6 AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Capital expenditures for property, plant and equipment	$168.3	$231.3	$101.9
Capital expenditures for exploration and evaluation assets	0.4	0.2	0.6
	$168.7	$231.5	$102.5
Capital expenditures - sustaining	76.6	41.4	13.7
Capital expenditures - expansion	$92.1	$190.1	$88.8

Page | 17 of 25

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Essakane	$47.7	$22.9	$5.4
Rosebel	20.5	13.3	7.6
Westwood	7.3	5.1	0.4
	$75.5	$41.3	$13.4
Corporate	1.1	0.1	0.3
Capital expenditures - sustaining	$76.6	$41.4	$13.7

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Essakane	$1.0	$24.1	$14.5
Rosebel	6.0	17.1	10.8
Westwood	0.5	0.3	0.6
	$7.5	$41.5	$25.9

Côté Gold (70%)	78.5	142.6	14.5
Boto Gold	6.1	6.0	48.4
Capital expenditures - expansion	$92.1	$190.1	$88.8

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Earnings (loss) before income taxes	$58.4	$(292.6)	$32.2
Add:
Depreciation	75.4	111.4	74.4
Finance costs	1.2	(12.2)	7.2
EBITDA	135.0	(193.4)	113.8
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	(4.9)	6.4	0.4
NRV write down	4.3	70.3	-
Write-down of assets	1.4	2.7	0.7
Foreign exchange loss	3.4	0.8	3.3
Fair value of deferred consideration from sale of Sadiola	(0.4)	(4.6)	-
Impairment charge	-	205.1	-
Changes in estimates of asset retirement obligations at closed sites	-	0.3	-
Gain on sale of royalties	-	-	(35.7)
Insurance recoveries	(1.2)	-	-
COVID-19 expenses	-	2.4	4.5
Care and maintenance costs at Westwood	-	-	13.1
Adjusted EBITDA	$137.6	$90.0	$100.1

Page | 18 of 25

Adjusted Net Earnings Attributable to Equity Holders

Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expe cted performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $58.4 million, to adjusted net earnings attributable to equity holders of the Company of $26.1 million in the first quarter 2022.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Earnings (loss) before income taxes and non-controlling interests	$58.4	$(292.6)	$32.2
Adjusting items:
Unrealized (gain) loss on non-hedge derivatives	(4.9)	6.4	0.4
NRV write down	5.3	111.2	-
Write-down of assets	1.4	2.7	0.7
Foreign exchange loss	3.4	0.8	3.3
Fair value of deferred consideration from sale of Sadiola	(0.4)	(4.6)	-
Impairment charge	-	205.1	-
Changes in estimates of asset retirement obligations at closed sites	-	0.3	-
Gain on sale of royalties	-	-	(35.7)
Insurance recoveries	(1.2)	-	-
COVID-19 expenses[1]	-	2.4	4.5
Care and maintenance costs at Westwood	-	-	13.1
Adjusted earnings before income taxes and non-controlling interests	$62.0	$31.7	$18.5
Income taxes	(26.6)	88.6	(10.5)
Tax on foreign exchange translation of deferred income tax balances	(0.4)	15.6	(0.5)
Tax impact of adjusting items	(0.9)	(101.5)	0.9
Non-controlling interests	(8.0)	9.9	(2.2)
Adjusted net earnings attributable to equity holders	$26.1	$44.3	$6.2
Adjusted net earnings per share attributable to equity holders	$0.05	$0.09	$0.01
Basic weighted average number of common shares outstanding (millions)	477.6	476.9	475.8
1 COVID-19 expenses included in operating costs for 2022 financial year

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Net cash from operating activities	$142.3	$67.5	$101.7
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(1.7)	9.0	(31.7)
Inventories and non-current ore stockpiles	(17.6)	0.8	(0.4)
Accounts payable and accrued liabilities	10.9	(1.3)	12.9
Net cash from operating activities before changes in working capital	$133.9	$76.0	$82.5

Page | 19 of 25

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)	Q1 2022	Q4 2021	Q1 2021
Net cash from operating activities	$142.3	$67.5	$101.7
Add:
Operating cash flow used by non-mine site activities	28.2	27.6	27.1
Cash flow from operating mine-sites	$170.5	$95.1	$128.8
Capital expenditures	$168.7	$231.5	$102.5
Less:
Capital expenditures from construction and development projects and corporate	(85.7)	(148.7)	(63.2)
Capital expenditure from operating mine-sites	$83.0	$82.8	$39.3
Mine-site free cash flow	$87.5	$12.3	$89.5

Available Liquidity and Net Cash (Debt)

Available liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

	March 31,	December 31,	March 31,
($ millions, except where noted)	2022	2021	2021
Cash and cash equivalents	$519.5	$544.9	$963.0
Short-term investments	4.9	7.6	4.8
Available Credit Facility	498.2	498.3	498.2
Available liquidity	$1,022.6	$1,050.8	$1,466.0

	March 31,	December 31,	March 31,
($ millions, except where noted)	2022	2021	2021
Cash and cash equivalents	$519.5	$544.9	$963.0
Short-term investments	4.9	7.6	4.8
Lease liabilities	(62.5)	(65.6)	(63.8)
Long-term debt[1]	(466.6)	(468.9)	(475.2)
Drawn letters of credit issued under Credit Facility	(1.8)	(1.7)	(1.8)
Net cash (debt)	$(6.5)	$16.3	$427.0

1 Includes principal amount of the Notes of $450.0 million and equipment loans of $16.6 million (December 31, 2021 - $450 million and $18.9 million, respectively and March 31, 2021 - $450 million and $25.2 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

Page | 20 of 25

CONSOLIDATED BALANCE SHEETS

(Unaudited)	March 31,	December 31,
(In millions of U.S. dollars)	2022	2021
Assets
Current assets
Cash and cash equivalents	$519.5	$544.9
Short-term investments	4.9	7.6
Receivables and other current assets	125.9	96.5
Inventories	297.0	302.1
	947.3	951.1
Non-current assets
Property, plant and equipment	2,725.3	2,587.9
Exploration and evaluation assets	62.1	61.7

Restricted cash	41.2	42.2
Inventories	108.9	124.1
Other assets	221.2	204.6
	3,158.7	3,020.5
	$4,106.0	$3,971.6
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$347.5	$304.4
Income taxes payable	49.6	29.5
Other current liabilities	179.6	218.9
Current portion of lease liabilities	21.0	21.4
Current portion of long-term debt	7.4	7.5
	605.1	581.7
Non-current liabilities
Deferred income tax liabilities	60.8	61.2
Provisions	467.6	470.2
Lease liabilities	41.5	44.2
Long-term debt	456.1	456.9
Deferred revenue	59.0	-
Other liabilities	51.7	40.3
	1,136.7	1,072.8
	1,741.8	1,654.5
Equity
Attributable to equity holders
Common shares	2,726.0	2,719.1
Contributed surplus	54.9	59.1
Accumulated deficit	(538.4)	(562.2)
Accumulated other comprehensive income	36.4	23.8
	2,278.9	2,239.8
Non-controlling interests	85.3	77.3
	2,364.2	2,317.1
Contingencies and commitments
Subsequent event

	$4,106.0	$3,971.6

Refer to Q1 2022 Financial Statement for accompanying notes

Page | 21 of 25

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)	Three months ended March 31
(In millions of U.S. dollars, except per share amounts)	2022	2021
Revenues	$356.6	$297.4
Cost of sales	275.6	253.2
Gross profit	81.0	44.2
General and administrative expenses	(15.1)	(9.4)
Exploration expenses	(8.2)	(7.6)
Other expenses	(4.1)	(20.2)
Earnings from operations	53.6	7.0
Finance costs	(1.2)	(7.2)
Foreign exchange loss	(3.4)	(3.3)
Interest income, derivatives and other investment gains (losses)	9.4	35.7
Earnings before income taxes	58.4	32.2
Income taxes	(26.6)	(10.5)
Net earnings	$31.8	$21.7
Net earnings attributable to
Equity holders	$23.8	$19.5
Non-controlling interests	8.0	2.2
Net earnings	$31.8	$21.7

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	477.6	475.8
Diluted	482.4	480.9
Basic and diluted earnings per share	$0.05	$0.04
Refer to Q1 2022 Financial Statement for accompanying notes

Page | 22 of 25

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended March 31
(In millions of U.S. dollars)	2022	2021
Operating activities
Net earnings	$31.8	$21.7
Adjustments for non-cash items:
Depreciation expense	75.3	79.0
Deferred revenue recognized	(48.8)	-
Income taxes	26.6	10.5
Derivative loss	(15.8)	(0.9)
Gain on sale of royalties	-	(35.7)
Other non-cash items	8.6	14.6
Adjustments for cash items:
Proceeds from gold prepayment	59.0	-
Settlement of derivatives	6.8	1.6
Disbursements related to asset retirement obligations	(0.4)	(0.8)
Movements in non-cash working capital items	8.4	19.2

Cash from operating activities, before income taxes paid	151.5	109.2
Income taxes paid	(9.2)	(7.5)
Net cash from operating activities	142.3	101.7
Investing activities
Capital expenditures for property, plant and equipment	(168.3)	(101.9)
Capitalized borrowing costs	(0.8)	(0.4)
Disposal of marketable securities (net)	7.8	-
Proceeds from sale of royalties	-	35.7
Other investing activities	0.8	3.3
Net cash used in investing activities	(160.5)	(63.3)
Financing activities
Interest paid	-	(0.7)
Payment of lease obligations	(5.1)	(4.5)
Dividends paid to non-controlling interests	-	(4.3)
Repayment of equipment loans	(1.8)	(1.9)
Common shares issued for cash on exercise of stock options	1.0	-
Other financing activities	(1.6)	(2.8)
Net cash used in financing activities	(7.5)	(14.2)
Effects of exchange rate fluctuation on cash and cash equivalents	0.3	(2.7)
Increase (decrease) in cash and cash equivalents	(25.4)	21.5
Cash and cash equivalents, beginning of the period	544.9	941.5
Cash and cash equivalents, end of the period	$519.5	$963.0

Refer to Q1 2022 Financial Statement for accompanying notes

Page | 23 of 25

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo.,Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect o f the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements in this news release include, without limitation, those under the headings "Outlook", "Market Trends", "Quarterly Updates" and "Exploration" and include, but are not limited to, statements with respect to: construction costs and site expenditures; including remaining costs to complete and schedule for Côté Gold, the impact of COVID-19 and the war in Ukraine on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company's guidance for production and regarding the progress, schedule and costs required to complete construction of Côté Gold; cost of sales and revisions to cost guidance; cash costs; AISC; securing of alternative sources of consumables; the timing and amount of estimated future production and recovery; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the completion and expected results from the Company's risk analysis with respect to the cost, schedule, mitigation and optimization required to complete construction at Côté Gold; the re-analysis of the project ramp up assumptions and other project metrics including operating costs, which the Company expects will increase to better capture increased headcount assumptions, increased labour rates and the current pricing environment for consumables, mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the construction of Côté Gold; security concerns in the jurisdictions in which the Company operates; expected collective bargaining discussions; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "transformational", "best-in-class", "top-tier", "seek", "targets", "suspended", "superior return(s)", "superior shareholder return(s)", "cover", "strategy", "superior" or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; political and legal risks; the ongoing impacts of COVID-19 (and its variants) and the Ukraine war on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of t he risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its outstanding debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential fo r material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as COVID-19, unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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